

10031181

SE)MMISSION
…, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Investors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1528 Walnut Street, Suite #510
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarence Z. Wurts 215-772-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis W. Glick & Associates, PC
(Name – *if individual, state last, first, middle name*)

3993 Huntingdon Pike, Suite 201 Huntingdon Valley, PA 19006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clarence Z. Wurts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Investors, Ltd., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Christopher Hayes - Notary Public
City of Philadelphia, Philadelphia County
MY COMMISSION EXPIRES APR. 30, 2013

Signature

President

Title

Christopher Hayes

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DENNIS W. GLICK & ASSOCIATES, P.C.

Certified Public Accountants

SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Philadelphia Investors, Ltd (an S Corporation) as of June 30, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Investors, Ltd.(an S Corporation) as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dennis W. Glick & Associates, PC
Huntingdon Valley, Pennsylvania
August 10, 2010

PHILADELPHIA INVESTORS, LTD.

Statement of Financial Condition

June 30,	2010
Assets	
Cash and cash equivalents	$ 4,298
Receivable from clearing broker	9,098
Equity securities owned, at market value	508,442
Furniture and equipment, at cost, less accumulated depreciation of $266,021	8,622
Prepaid expenses	1,221
Other assets	4,375
Total assets	$536,056
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 18,831
Accounts payable and accrued expenses	6,500
Total Liabilities	25,331
Stockholder's Equity	
Common stock, par value, $1 Authorized 1,000 shares; Issued and outstanding 100 shares	100
Additional paid in capital	991,188
Accumulated deficit	(480,563)
Total Stockholder's Equity	510,725
Total Liabilities and Stockholder's Equity	$536,056

The accompanying notes are an integral part of these financial statements

PHILADELPHIA INVESTORS, LTD.

Statement of Income

For the year ended June 30,	2010
Revenues	
Commissions	$ 456,860
Interest income	17,894
Net loss on marketable securities	67,302
Total Revenues	542,056
Expenses	
Employees' salary and benefits	220,584
Commissions	115,414
Communication costs	33,964
Clearing corporation transaction and related costs	39,915
Registration and license	6,762
Occupancy costs and depreciation expense	65,169
Professional fees	28,738
Interest	567
Other	21,281
Total Expenses	532,394
Net Loss	$ 9,662

The accompanying notes are an integral part of these financial statements

PHILADELPHIA INVESTORS, LTD.

Statement of Changes In Stockholder's Equity

For the year ended June 30,				2010
	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, June 30, 2009	$ 100	$ 931,188	$ (479,103)	$ 452,185
Net Income			9,662	9,662
Contributions		60,000		60,000
Distributions			(11,122)	(11,122)
Balance, June 30, 2010	$ 100	$ 991,188	$ (480,563)	$ 510,725

The accompanying notes are an integral part of these financial statement

PHILADELPHIA INVESTORS, LTD.

Statement of Cash Flows

For the year ended June 30,	2010
Operating Activities	
Net loss	$ 9,662
Adjustments to reconcile net income to net cash provided (used in) operating activities:	
Depreciation	5,693
Changes in assets and liabilities:	
(Increase) decrease in assets	
Receivable from clearing broker	10,223
Equity securities owned	(70,558)
Prepaid expenses	4,667
Increase (decrease) in liabilities	
Commissions payable	(3,623)
Accounts payable and accrued expenses	(2,319)
Net cash used in operating activities	(46,255)
Investing Activities	
Purchase of furniture and equipment	(2,977)
Net cash used in investing activities	(2,977)
Financing Activities	
Capital contributions	60,000
Payments of distributions	(11,122)
Net cash provided by financing activities	48,878
Increase in cash and cash equivalents	(354)
Cash and cash equivalents - beginning of year	4,652
Cash and cash equivalents - end of year	$ 4,298
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 567

The accompanying notes are an integral part of these financial statements

Note 1. Incorporation of Company

Philadelphia Investors, Ltd. (the "Company") operates in Pennsylvania as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a regional clearing agent (the Pershing Division of Donaldson Lufkin & Jenrette - "Pershing") on a fully disclosed basis. The Company does not hold securities on behalf of customers and did not carry margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Proprietary and customer security transactions, commissions and related expenses are recorded on a settlement date basis, which does not differ materially from the trade date.

Marketable securities owned, consisting of equity securities, are valued at market value. The resulting differences between cost and market are included in the statement of operations.

The Company is depreciating its furniture and equipment, which is carried at cost, using the straight-line method over periods ranging from three to seven years.

The Company, with the consent of its stockholder, elected to have its income taxed under the S Corporation provisions of the Internal Revenue Code and Pennsylvania S Corporation regulations, which provide that, in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is reflected in the financial statements of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Note 3. Receivable from Clearing Broker

Clearing and depository operations are performed by the Company's clearing broker pursuant to a clearance agreement. At June 30, 2010, substantially all of the marketable securities owned were positions with, and amounts receivable from, this clearing broker. At June 30, 2010, the Company was required to maintain a $25,000 deposit with the clearing broker pursuant to the clearing agreement.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2010, the Company had net capital of $396,737 which was $296,737 in excess of its required net capital of $100,000. The Company's net capital ratio was 6.38% to 1.

Note 5. Commitments And Contingencies

Operating Lease Commitments

The Company is committed under one noncancellable operating lease that expires December 31, 2012. The minimum annual rental commitments under the lease are summarized as follows:

Years Ending June 30	Amount
2011	$ 47,318
2012	47,318
2013	23,659
	$118,295

Rental expenses for all leases for the years ended June 30, 2010 totaled $56,591.

Note 6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 7. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and cash equivalents, loans receivable, and commissions payable:

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Note 8. Concentrations and Credit Risk

The Company places substantially all cash with one financial institution that is not FDIC or SIPC insured.

A third party custodian maintains the Company's investments. At June 30, 2010 the investments with this custodian were 65% concentrated in three equity securities.

One customer accounted for approximately 23% of the Company's commission income during the year ended June 30, 2010.

Note 9. Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Commonwealth of Pennsylvania tax code. Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Supplementary

Information

PHILADELPHIA INVESTORS, LTD.

Computation Of Net Capital, Pursuant To Rule 15c3-1

June 30,	2010
Computation of Net Capital	
Stockholder's equity from statement of financial condition	$510,725
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	510,725
Deduction and/or charges:	
Total nonallowable assets	14,218
Net capital before haircuts on securities positions	496,507
Haircuts on securities positions	99,770
Net Capital	$396,737
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $25,331 pursuant to Rule 15c3-1	$ 1,689
Minimum dollar net capital requirements of reporting broker/dealer	100,000
Net capital requirement	100,000
Excess net capital	$296,737
Computation Of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$ 25,331
Aggregate Indebtedness	$ 25,331
Ratio: Aggregate Indebtedness To Net Capital	6.38% to 1

PHILADELPHIA INVESTORS, LTD.

Statement Pursuant to Rule 17a-5(d)(4)

June 30,	2010

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of Form X-17a-5 dated July 20, 2010 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

June 30, 2010

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Computation for Determination of Reserve Requirements under Rule 15c3-3

June 30,	2010

The Company claims exemption from the requirements of Rule15c3-3 under Section (k)(2)(ii) of the Rule.

DENNIS W. GLICK & ASSOCIATES, P.C.
Certified Public Accountants
SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statement and supplemental schedules of Philadelphia Investors, Ltd. (the "Company") for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Dennis W. Glick & Associates, PC
Huntingdon Valley, Pennsylvania
August 10, 2010

PHILADELPHIA INVESTORS, LTD.
(An S Corporation)

FINANCIAL REPORT
JUNE 30, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2010

PHILADELPHIA INVESTORS, LTD.

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